Exhibit 3.1

Berkshire Hathaway to Invest $5 Billion in Goldman Sachs
September 23, 2008
New York, NY — September 23, 2008 — The Goldman Sachs Group, Inc. (NYSE: GS) announced today that it has reached an agreement to sell $5 billion of perpetual preferred stock to Berkshire Hathaway, Inc. in a private offering. The preferred stock has a dividend of 10 percent and is callable at any time at a 10 percent premium. In conjunction with this offering, Berkshire Hathaway will also receive warrants to purchase $5 billion of common stock with a strike price of $115 per share, which are exercisable at any time for a five year term.
In addition, Goldman Sachs is raising at least $2.5 billion in common equity in a public offering.
“We are pleased that given our longstanding relationship, Warren Buffett, arguably the world’s most admired and successful investor, has decided to make such a significant investment in Goldman Sachs. We view it as a strong validation of our client franchise and future prospects,” said Lloyd C. Blankfein, Chairman and CEO of The Goldman Sachs Group, Inc. “This investment will further bolster our strong capitalization and liquidity position.”
“Goldman Sachs is an exceptional institution,” said Warren Buffett, Chairman and CEO of Berkshire Hathaway, Inc. “It has an unrivaled global franchise, a proven and deep management team and the intellectual and financial capital to continue its track record of outperformance.”
The Goldman Sachs Group is a bank holding company and a leading global investment banking, securities and investment management firm. Goldman Sachs provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high net worth individuals. Founded in 1869, the firm is headquartered in New York and maintains offices in London, Frankfurt, Tokyo, Hong Kong and other major financial centers around the world.
Media Contact: Lucas van Praag
Tel: 212-902-5400
Investor Contact: Dane Holmes
Tel: 212-902-0300

Goldman Sachs Prices $5 Billion Public Offering of Common Equity
September 24, 2008
Berkshire Hathaway Invests $5 Billion, Receives Warrants for Further $5 Billion
New York, September 24, 2008 — The Goldman Sachs Group, Inc. (NYSE: GS) announced today that it has priced a public offering of 40.65 million common shares at $123 per share for total gross proceeds of approximately $5 billion. In addition, Goldman, Sachs & Co. has an over-allotment option of 6.10 million common shares.
This offering, combined with the recently announced $5 billion strategic investment by Berkshire Hathaway Inc. in the form of perpetual preferred stock, brings total capital raised to $10 billion. In addition, Berkshire Hathaway Inc. will receive warrants to purchase $5 billion of common stock with a strike price of $115 per share, which are exercisable at any time for a five year term.
The Goldman Sachs Group, Inc. is a bank holding company and a leading global investment banking, securities and investment management firm. Goldman Sachs provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high net worth individuals. Founded in 1869, the firm is headquartered in New York and maintains offices in London, Frankfurt, Tokyo, Hong Kong and other major financial centers around the world.
Media Contact: Lucas van Praag
Tel: 212-902-5400
Investor Contact: Dane Holmes
Tel: 212-902-0300